UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

                                                                                                      Release 01-2004

January 21, 2003

Trading Symbol:  WTC:TSX

WTZ:AMEX

         NEWS RELEASE

WESTERN SILVER STRENGTHENS CORPORATE STRUCTURE AND MANAGEMENT TEAM

VANCOUVER, B.C. – Western Silver Corporation today announced changes to its corporate structure including the appointment of a new member of the Board of Directors, three new Vice Presidents and a Project Manager.

“These changes are aimed at strengthening Western Silver’s management team as we move forward deliberately and systematically to develop our wholly-owned Peñasquito property in central Mexico,” said Dale Corman, Western Silver’s Chairman and Chief Executive Officer. “Peñasquito, which has been independently recognized as one of the largest undeveloped silver deposits in the world, is emerging as a district-scale mineral system with significant quantities of gold, zinc and lead, all mineable at current prices, adding to its favorable economics.”

In addition, Mr. Corman said the management team will be assessing the possibility of continuing with the development of Western Silver’s San Nicolas and Carmacks properties in the current favourable mineral price environment. “Both projects have positive feasibility studies demonstrating that they are economic at current metal prices.”

The Company’s Vice President Finance, Dr. Robert Gayton, has been appointed to the Company’s Board of Directors. Dr. Gayton will replace Robert Quartermain, who is standing down to facilitate the appointment of Dr. Gayton.

“The company is pleased to have Dr. Gayton join the Board of Western Silver and values the skills he will bring to its decision making ability with specific reference to financial matters,” said Mr. Corman.

“The company would also like to recognize the key role Mr. Quartermain played in the formation and development of Western Silver and his contributions to the growth of the company,” he said.

Joseph Litnosky will replace Dr. Gayton as Vice President Finance of Western Silver. Mr. Litnosky obtained his degree in Commerce from the University of British Columbia in 1986 and his Certified Management Accounting designation in 1990. He has more than seventeen years of experience in business, corporate finance, and financial management including four years as manager of Finance and Administration for Billiton Metals Canada Ltd. and the BHP Billiton Investment Group; six years as Chief Financial Officer for various junior mining companies; and, six years as Chief Financial Officer for Glacier National Life Assurance Company, a Canadian national insurance company.

01-2004

Jeffrey Giesbrecht has been appointed Western Silver’s Vice President, Legal. Mr. Giesbrecht completed his degree in engineering geophysics in 1989 and worked in mineral exploration throughout North America before receiving a law degree in 1994. Throughout his legal career he has specialized in mining and securities law and has acted as Western Silver’s General Counsel since 1998.

Gerald Prosalendis has been appointed Western Silver’s Vice President of Corporate Development. Mr. Prosalendis was Vice President of Corporate Development of Dia Met Minerals Ltd. and was involved in developing the Ekati mine, Canada’s first diamond mine, and the sale of Dia Met to BHP Billiton for $687 million. Mr. Prosalendis has consulted to Anderson & Schwab Inc., a mineral and business consulting firm based in New York; is vice president of corporate development of Shear Minerals Ltd.;  a former business editor of The Vancouver Sun; former senior counselor to James Hoggan and Associates, Western Canada’s leading communications firm.

Jonathan Clegg has been appointed Project Manager of Western Silver. Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has nearly 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979 Mr. Clegg worked in South Africa on a number of projects before joining Kilborn Engineering. In 1979 he moved to Canada with Kilborn and remained with the company until 2002. During the last ten years he held a number of positions of responsibility with Kilborn; from 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd.

“The changes we announced today are clear evidence that Western Silver is serious about moving its Peñasquito project forward and is prepared to acquire the skills necessary to make this happen,” said Mr. Corman.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company’s primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a large silver-gold-lead-zinc district with significant exploration upside. Peñasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is economic at current metal prices. Western Silver also has an interest in the San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon. The Company, which is internationally recognized for its technical ability, is listed on the American (AMEX:WTZ) and Toronto (TSX:WTC) stock exchanges.’

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission